SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 29)

                               CALPROP CORPORATION

                                (Name of Issuer)

                      Common Stock, No par value per share
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                         (Title of Class of Securities)

                                    13152 106
                                 (CUSIP Number)
                                 --------------

                                  Mark F. Spiro
                               Calprop Corporation
         13160 Mindanao Way, Suite 180, Marina Del Rey, California 90292
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  December 2000
                           --------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following page(s)

CUSIP No. 131352 106              SCHEDULE 13D                 Page 2 of 6 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
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3     SEC USE ONLY


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4     SOURCE OF FUNDS*


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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      San Diego, California - USA
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                  7     SOLE VOTING POWER

                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            368,367
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        368,367
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      368,367
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.37%
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14    TYPE OF REPORTING PERSON*


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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.     SECURITY AND ISSUER.

      This statement relates to shares of Common Stock no par value ("Common Stock") of Calprop Corporation, a California Corporation (the "Company"). The principal executive offices of the Company are located at 13160 Mindanao Way, St. 180, Marina Del Rey, CA 90292.

ITEM 2.     IDENTITY AND BACKGROUND.

      This Amendment is being filed by John L. Curci. The information required by Item 2 of Regulation 240.l3d-l0l follows:

      l.    (a) Name: John L. Curci
            (b) Residence: 717 Lido Park Drive Lido Peninsula Newport Beach,
                California 92663
            (c) Present employment: Partner, Curci-Turner Company.
            (d) Criminal convictions: During the last five years, Mr. Curci has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors.
            (e) Civil proceedings: During the last five years, Mr. Curci was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Curci was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state of, or prohibiting or mandating activities subject to , federal or state securities laws or finding any violation with respect to such laws.
            (f) Citizenship: Mr. Curci is a citizen of the United States of America.

      2.    (a) Name:
            (b) Residence:
            (c) Present employment:
            (d) Criminal convictions:
            (e) Civil proceedings:
            (f) Citizenship:

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As of November 1, 1998 the date of the most recent filing of Schedule l3D, Mr. Curci directly or beneficially owned 1,118,367 shares of Common stock. Mr. Curci, as trustee, made the following disposition during the month of October, 2000 on behalf of the John L. Curci Trust:

Number of         Date              Method of             Consideration
Shares            Disposed          Acquisition

750,000           10/20/00          Sale                  $ 1,052,000

-------------------------------

ITEM 4.     PURPOSE OF TRANSACTION

      All of the additional shares of Common Stock acquired by Mr. Curci were acquired for investment purposes and not with a view toward distribution. Mr. Curci does not have any plans or proposals which relate to or would result in any action or event described in clauses (a) through (f) of Item 4 under Regulation 240.l3d-l0l.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      (a) Mr. Curci's as Trustee owns 262,967 shares of Common Stock. Mr. Curci also holds the 105,400 shares of Common stock as Manager for the benefit of his children. The total of the foregoing amount, shares, constitutes 368,367 of the outstanding common stock.

      (b) Mr. Curci has the right to vote the 262,967 shares of Common Stock held in the John L. Curci Trust and the 105,400 shares of common stock held in the JAMS Partnership. .

      (c) Transactions involving the common stock are described in Item 3.

      (d) No person other than Mr. John L. Curci has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock described in paragraph (a) above, except that with respect to the 105,400 shares of Common Stock held by Mr. Curci as trustee, the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, such shares, is governed by the terms of the applicable partnership agreement.

      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Except as described above, Mr. Curci is not a party to any contract, arrangement, understanding or relationship with respect to securities of the Company of the type described in Item 6 of Regulation 240.l3d-l0l.

ITEM 7.     EXHIBITS.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: ________________________        /s/ Mark F. Spiro
                                      Mark F. Spiro
                                      Vice President, Corporate Secretary